UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

mF International Limited, a British Virgin Islands company (the “Company”), is furnishing its unaudited condensed consolidated financial statements and notes for the six months ended June 30, 2024 and 2023. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2024 is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

On October 15, 2024, the Company issued a press release announcing its unaudited financial results for the six months ended June 30, 2024 and 2023, a copy of which press release is attached as Exhibit 99.3 to this report of foreign private issuer on Form 6-K.

Entry into Two Business Development and Marketing Consulting Agreements

As previously reported on a Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission on May 31, 2024, on May 20, 2024, the Company entered into a business development and marketing consulting agreement (the “Malaysia Consulting Agreement”) with CAKL Holdings Sdn Bhd, a Malaysian company that specializes in marketing and business development in Malaysia (the “Malaysian Consultant”). Pursuant to the Malaysia Consulting Agreement, the Company has agreed to pay the Malaysian Consultant an aggregate of US$700,000 as compensation, and the Malaysian Consultant has agreed, for a period of two years, to provide consulting services to the Company, including, but not limited to, assisting the Company in business expansion and evaluating marketing strategy, formulating and executing sales strategies, conducting market research and data collection to support the Company’s business planning, providing professional planning and advertising promotion schemes to attract potential clients for the Company, negotiating joint market development programs with clients from Southeast Asia on behalf of the Company, communicating with relevant government agencies in Southeast Asia on behalf of the Company to obtain necessary approvals, assisting the Company in negotiating contracts with potential clients and other matters related to sales and business expansion.

On May 22, 2024, the Company entered into a business development and marketing consulting agreement (the “China Consulting Agreement”) with Shenzhen Yijincheng Business Consulting Co., Ltd., a Chinese company that specializes in marketing and business development in China (the “Chinese Consultant”). Pursuant to the China Consulting Agreement, the Company has agreed to pay the Chinese Consultant an aggregate of US$900,000 as compensation, and the Chinese Consultant has agreed, for a period of two years, to provide consulting services to the Company, including, but not limited to, assisting the Company in business expansion and evaluating marketing strategy, formulating and executing sales strategies, conducting market research and data collection to support the Company’s business planning, providing professional planning and advertising promotion schemes to attract potential clients for the Company, negotiating joint market development programs with clients from China on behalf of the Company, communicating with relevant government agencies in China on behalf of the Company to obtain necessary approvals, assisting the Company in negotiating contracts with potential clients and other matters related to sales and business expansion in China.

The foregoing descriptions of the Malaysia Consulting Agreement and the China Consulting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Malaysia Consulting Agreement and the China Consulting Agreement, copies of which are filed herewith as Exhibit 10.1 and Exhibit 10.2 and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: October 15, 2024	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit No.	Description
10.1	The Malaysia Consulting Agreement, dated as of May 20, 2024, by and between mF International Limited and CAKL Holdings Sdn Bhd
10.2	English Translation of the China Consulting Agreement, dated as of May 22, 2024, by and between mF International Limited and Shenzhen Yijincheng Business Consulting Co., Ltd.
99.1	Unaudited Condensed Consolidated Financial Statements and Notes of mF International Limited for the Six Months Ended June 30, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release, dated October 15, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)